Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Skeena Resources Limited (the “Company”)
Suite 2600-1133 Melville Street.
Vancouver, British Columbia
V6E 4E5

Item 2.	Date of Material Change

October 1, 2025 and October 8, 2025

Item 3.	News Release

News releases describing the material changes were disseminated by the Company on October 1, 2025 and October 8, 2025 through Global Newswire and copies were subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On October 1, 2025, the Company announced it had entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 5,210,000 common shares of the Company (the “Common Shares”), at a price of C$24.00 per Common Share (the “Offering Price”) for aggregate gross proceeds of approximately C$125 million (the “Offering”).

The Company granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time until and including the date which is 30 days following the closing of the Offering, to purchase up to an additional 781,500 Common Shares (the “Over-Allotment Shares”) at the Offering Price.

On October 8, 2025, the Company announced it had closed the Offering of 5,991,500 Common Shares at the Offering Price, for aggregate gross proceeds of C$143,796,000. The Underwriters exercised the Over-Allotment Option in full.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On October 1, 2025, the Company announced it had entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 5,210,000 Common Shares, at a price of C$24.00 per Common Share for aggregate gross proceeds of approximately C$125 million.

The Company granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time until and including the date which is 30 days following the closing of the Offering, to purchase up to an additional 781,500 Over-Allotment Shares at the Offering Price.

The proceeds raised from the sales of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes.

On October 8, 2025, the Company announced it had closed the Offering of 5,991,500 Common Shares at the Offering Price, for aggregate gross proceeds of C$143,796,000. The Underwriters exercised the Over-Allotment Option in full.

The Common Shares and Over-Allotment Shares (together, the “Offered Shares”) were offered by way of prospectus supplement to the Company’s base shelf prospectus (the “Base Shelf Prospectus”) in all of the provinces of Canada, excluding Quebec. The Offered Shares were also offered by way of a U.S. prospectus supplement to the Company’s registration statement on Form F-10 (including the Base Shelf Prospectus) in the United States.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Andrew MacRitchie
Chief Financial Officer
Tel: (604)-558-7687

Item 9.	Date of Report

October 9, 2025